Klondex Mines Limited
Schedules Its
Fourth Quarter and Full Year 2015
Results Conference Call

VANCOUVER, BC - Klondex Mines Limited (TSX: KDX) (NYSE MKT: KLDX)

Presenters:	Paul Andre Huet, President and CEO
Barry Dahl, Chief Financial Officer

Date:	Thursday, March 24, 2016

Time:	10:30 AM ET/7:30 AM PT

Dial In:	Canada/USA Toll Free: 1-800-319-4610
Toronto Toll: +1-416-915-3239
International Toll: +1-604-638-5340

Webcast:	http://services.choruscall.ca/links/klondex20160324.html

Replay:	Canada/USA Toll Free: 1-855-669-9658
Vancouver Toll: +1-604-674-8052
Access Code: 00306

NOTE:	The Company's fourth quarter and full year 2015 results press release, financial statements, and MD&A will be issued after market close on Wednesday, March 23, 2016.

Registration is required for the call. Please dial in at least ten minutes prior to the scheduled start time.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in the Fire Creek mine and the Midas mine and mill in Nevada, USA and the recently acquired Rice Lake mine and mill in Manitoba, Canada.

For More Information
John Seaberg
Senior Vice President, Investor Relations
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com